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                             May 29, 2024

       Steven Foster
       Chief Executive Officer and President
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2024
                                                            File No. 333-279336

       Dear Steven Foster:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed May 10, 2024

       The Lincoln Park Transaction, page 48

   1. We note your disclosure here that you registered 598,909 shares of your common stock under your original
registration statement. The registration statement on Form S-1 (File
                                                        No. 333-274451) that
was declared effective on September 21, 2023, registered 5,989,087
                                                        Shares of Common Stock.
Please revise to clarify the reason for this apparent
                                                        inconsistency. For
example, if it relates to the November 2023 reverse stock split, please revise to describe the
effect of the stock split on the initial number of shares registered under the prior
registration statement, or otherwise explain why these numbers do not correspond.
       General

   2. We note that you are seeking to register 5,014,654 shares of your common stock for resale by the selling
stockholder Lincoln Park Capital Fund, LLC pursuant to the Purchase
 Steven Foster
Tenon Medical, Inc.
May 29, 2024
Page 2
       Agreement between you and Lincoln Park Capital Fund, LLC dated as of July 24, 2023.
       We also note the effected reverse stock split that took place on November 2, 2023.
       However, it appears that you have registered some or all of these securities under the
       Registration Statement on Form S-1 (File No. 333-274451) declared effective by the SEC on September 21, 2023. Please clarify what portion of these securities have been registered, and provide us your analysis regarding why it is appropriate to register what appear to be the same securities on this registration statement, or remove these shares from your registration statement. We note your disclosure that you may elect to issue and sell to Lincoln Park Capital Fund, LLC more than the 5,000,000 shares of common stock reserved under the Purchase Agreement. To the extent that these shares are in addition to the 5,000,000 shares registered on the Form S-1 in September 2023 pursuant to the
       Purchase Agreement, then please revise disclosure throughout the registration statement to reflect that the shares being registered under this registration statement are outside of the reserved amount pursuant to the Purchase Agreement with Lincoln Park Capital Fund,
       LLC
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                             Sincerely,

FirstName LastNameSteven Foster                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameTenon Medical, Inc.
                                                             Services
May 29, 2024 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName